FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of  February 2004


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.


    1.  Name of company                         2.  Name of director

        COLT TELECOM GROUP PLC                      Paul Chisholm

    3.  Please state whether notification       4.  Name of the registered holder(s) and,
        indicates that it is in respect of          if more than one holder, the number
        holding of the shareholder named in 2       of shares held by each of them (if
        above or in respect of a                    notified)
        non-beneficial interest or in the
        case of an individual holder if it is        Paul Chisholm
        a holding of that person's spouse or
        children under the age of 18 or in
        respect of an non-beneficial
        interest


      5.Please state whether notification           6.  Please state the nature of the
        relates to a person(s) connected with       transaction. For PEP transactions
        the director named in 2 above and           please indicate whether general/
        identify the connected person(s)            single co PEP and if discretionary/non
                                                    discretionary /non discretionary

                                                    Exercise of share option and sale


    7.  Number of         8.  Percentage of     9.  Number of       10.  Percentage of
        shares/amount         issued class          shares/amount        issued class
        of stock              (any treasury         of stock             (any treasury
        acquired              shares held by        disposed             shares held by
                              company should                             company should
                              not be taken                               not be taken
                              into account                               into account
                              when                                       when calculating
                              calculating                                percentage)
                              percentage)

              500,000                  0.03%             500,000                   0.03%


   11.  Class of         12.  Price per         13.  Date of        14.  Date company
        security              share                  transaction         informed

        ORDINARY              GBP0.6875 to           25TH FEBRUARY       25TH FEBRUARY
                              exercise the           2004                2004
                              option and
                              GBP1.13 on the
                              sale

   15.  Total holding following this            16.  Total percentage holding of issued
        notification                                 class following this notification
                                                     (any treasury shares held by company
                                                     should not be taken into account
                                                     when calculating percentage)

                                  4,179,813                                        0.28%

If a director  has been granted options by the company please complete the following boxes.


   17.  Date of grant                          18.  Period during which or date on which
                                                    exercisable


   19.  Total amount paid (if any) for grant   20.  Description of shares or debentures
        of the option                               involved: class, number


   21.  Exercise price (if fixed at time of    22.  Total number of shares or debentures
        grant) or indication that price is to       over which options held following
        be fixed at time of exercise                this notification


   23.  Any additional information             24.  Name of contact and telephone number
                                                    for queries

                                                    ADRIAN GOODENOUGH 020 7947 1677
                                                    ADRIAN.GOODENOUGH@COLT-TELECOM.COM

   25.  Name and signature of authorised company official responsible for making this notification

        ADRIAN GOODENOUGH


Date of notification  26th February 2004


                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.


Date: 27 February 2004                              COLT Telecom Group plc



                                                     By: ___Mark A. Jenkins___


                                                     Mark A. Jenkins
                                                     Company Secretary